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                                                            Exhibit 20.1
                            GOVERNOR'S OFFICE

    WILSON SIGNS HISTORIC LEGISLATION RESTRUCTURING ELECTRIC INDUSTRY
                  Ending California's Utility Monopoly
   Creating the Nation's First Plan to Deregulate Electricity through
                               Competition

FOR IMMEDIATE RELEASE                        CONTACT:  Sean Walsh
Monday, September 23, 1996                             Ron Low
                                                       (916)445-4571

   SAN DIEGO - Governor Pete Wilson today signed historic legislation, AB 1890 by Assemblyman Jim Brulte (R-Rancho Cucamonga), which will break up California's utility monopoly, open the state's $21 billion electricity market to competition and guarantee a 20 percent rate cut for residential and small business customers by the year 2002.

   "Every time a resident of this state flicks on the electric switch, they pay 40 percent more than residents across the United States," Wilson said. "The legislation I am signing today will end that by ushering in a new era of competition, making California the first state in the nation to dismantle its electric monopoly. This landmark legislation is a major step in our efforts to guarantee lower rates, provide consumer choice and offer reliable service, so no one literally is left in the dark."

   By breaking up the investor-owned utility monopolies, consumers will now be able to choose their energy providers by shopping for the best price in a competitive marketplace. Currently, California's electrical rates are 40 percent higher that the national average, 50 percent higher than Texas, 65 percent higher than Nevada, and 120 percent higher than Oregon, three of California's leading competitors in the west. The deregulation of electricity, along with reforms to the business climate, will make California even more attractive to investors and job creators.

   "For any new business looking to grow or move to California, this is a powerful new stimulant," Wilson said. "Every extra dollar spent on higher electricity rates is one less dollar invested in purchasing new equipment or expanding payrolls."

   "By dealing with this difficult issue in a comprehensive way, California will be a pace-setter in the national deregulation movement. This is one of the most significant bi-partisan accomplishments of the 1995-1996 legislative session," Wilson added.

   The deregulation of the electrical industry will sale California schools over $123 million by the year 2002 -- enough money to hire 3,500 new teachers, build 1,600 new classrooms or purchase over 1.5 million sets of reading materials.

   Enactment of this legislation modifies a plan passed last December by the California Public Utilities Commission (PUC) which changed forever the system of charging for electricity. The plan was the culmination of more than three years of work -- which began with a mandate from the Governor to the Public Utilities Commission to lower the price of electricity and end excessive and expensive over-regulation. That mandate translated into a detailed blueprint for implementing competition in the power industry.

   The legislation signed today by Wilson lays out a five-year transition period during which the state's utility industry will be opened to true competition.

   During the transition, residential users and small commercial businesses are guaranteed a rate reduction of 10 percent starting January 1, 1998, followed by another 10 percent reduction by 2002, the end of the 5-year transition period. The reduction does not apply to the publicly owned utilities in the state such as the Sacramento Municipal District (SMUD) or the Los Angeles Department of Water and Power.
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  "Large and small customers will be free to choose from a variety of new independent suppliers or they can stay with their current utility, depending on who makes the best offer," Wilson added.

   Congress began the process of increasing competition in the utility industry in 1992 with the passage of the Energy Policy Act. In response to those federal changes, California is leading the nation in moving down the path toward a deregulated industry. Dozens of other states are considering similar legislation.

   The legislation also establishes an Independent System Operator (ISO) to ensure there is a consistently reliable source of power for California consumers and to provide safeguards against the types of outages recently witnessed in large parts of the west. The ISO will operate under stringent guidelines and will be backed by required expenditures by the affected utilities.

   Wilson acknowledged the efforts of Assemblyman Jim Brulte for drafting the legislation and Senator Bill Leonard, Senator Steve Peace and
Assemblyman Mickey Conroy for working to get the legislation passed. Wilson also thanked Assemblyman Steve Kuykendall, Assemblywoman Diane Martinez, and Senator Byron Sher for their work on the Conference
Committee.

   "We're doing more than signing a new law, we are shifting the balance of power in California," Wilson concluded. "We've pulled the plug on another outdated monopoly and replaced it with the promise of a new era of competition."

   Wilson has also signed three other bills relating to electrical restructuring and reforming the Public Utilities Commission -- AB 2501 by Assemblyman Steve Kuykendall (R-Long Beach), SB 960 by Senator Bill Leonard (R-Upland) and SB 1322 by Senator Charles Calderon (D-Montebello).